January 25, 2010

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:           MedLink International, Inc.
Form 10-K For the Fiscal Year Ended December 31, 2008
Form 10-Q For the Quarterly Period Ended March 31, 2009 and June 30, 2009
File No. 001-31771

Dear Mr. Wilson:

MedLink International, Inc. (the “Company” and/or “MedLink”) has considered carefully the comments in your letter dated October 15, 2009, and on behalf of the Company, I respectfully provide the Company’s response to your comments below.  For your convenience, the text of the comment is reproduced below before the response.

1.
We note that the report of Jewett, Schwartz, Wolfe & Associates, dated April 15, 2009, has been revised in response to prior comment 2.   We further note that on page 98 you have included a consent (labeled Exhibit 23. I but not filed as an Exhibit) of “Jewett Schwartz & Associates” which refers to an audit report dated September 21, 2009.

1.1              Amend your filing to include the report dated September 21, 2009.

1.2              Explain why your independent auditor has consented to the use of the company’s own financial statements rather than to the inclusion of their report on their audit of your financial statements.  Confirm, if true, that the financial statements presented in your filing are the responsibility of your management and were prepared by the company.

1.3      Explain why the consent has been signed by, and refers to a report issued by, a firm, “Jewett, Schwartz, & Associates” that does not appear on the PCAOB’s list of Registered Public Accounting Firms.

#1 Response

1.1	We will include the date of the report in the amended filing.

1.2                 We will amend the Consent with the following consent listed below and confirm the financial statements presented in the Company’s filings are the responsibility of MedLink management and were prepared by the Company.

CONSENT OF INDEPENDENT AUDITORS
--------------------------------------------------------

We hereby consent to the inclusion in this Annual Report on Form 10-K/A, of our report dated January 22, 2010, of MedLink International, Inc. relating to the financial statements as of December 31, 2008 and 2007.

/s/ Jewett, Schwartz, Wolfe & Associates
Dated: January 22, 2010
----------------------------------------------------
Jewett, Schwartz, Wolfe & Associates

1.3	Wolfe was omitted in error. The consent should have read “Jewett, Schwartz, Wolfe & Associates” which is a PCAOB Registered Public Accounting Firm.

Consolidated Financial Statements

General

2
 Based on your responses and the revisions to the financial statements noted in response to prior comments 3, 4, 5 and 7, it appears that you have restated your financial statements for the years December 31, 2007 and December 31, 2008.  In this regard, we note material changes in various balances and disclosures including, but not limited to, goodwill, other assets, total stockholders’ deficit and cash flow from operating and financing activities.  The significance of the changes in these amounts and disclosures is considered beyond the scope of “minor reclassifications: as you have described them in your response to prior comment 3.  Amend your Form 10-k to reflect the restatements you have made in your financial statements.  In so doing, ensure that you label each of the restated columns as having been restated and provide the disclosures required by paragraph 26 of SFA.S 154.  You should also obtain and file an updated independent accountant’s report dual-dated as necessary for the restatements.

#2 Response

We will restate and amend our 10-K for the year ended December 31, 2008 to incorporate the changes in amounts and disclosures as described in our previous comment response.  We will also include the disclosures required by paragraph 26 of SFAS 154 in the Notes to the financial Statements as detailed below:

10-K/A for the Period Ending December 31, 2008

Note 12.  Restatement of Financial Information

During the three months ended September 30, 2009, the Company identified errors in the classification of goodwill for fiscal years 2008 and 2007 and an inconsistency with the classification of the purchase price allocation of the acquisition of Anywhere MD, Inc.

The accompanying financial statements for the year ended December 31, 2007 have been restated to reflect the corrections in accordance with Statement of Financial Accounting Standards No. 154, “Accounting Change and Error Corrections”. This restatement is primarily due to the corrections of errors in the previously reported financial statements to address the purchase price allocation and disclosures required by paragraph 51 of SFAS 141 and update the filing to include the identification and classification of the amounts and to address reclassifications that were made to the December 31, 2007 audited financials in order to conform to the December 31, 2008 financial statement presentation.  The effect of these changes had no effect on the consolidated income statement as reported for the year ended December 31, 2008 and 2007.

Effects on previously issued 2007 financial statements as previously reported is summarized in the tables below to reflect the application of these corrections.

Increase in Goodwill	$277,129
Increase in Total Assets	277,129
Increase in Additional Paid in Capital	277,129
Increase in Total Stockholders’ Deficit	277,129
Reduction in Issuance of Common Stock in Operating Activities	(1,027,841)
Increase in Proceeds from sale of stock in Financing Activates	1,027,841

The Company amended its previously issued condensed consolidated financial statements for the twelve months ended December 31, 2007 to recognize a reclassification of the purchase price of Anywhere MD, Inc., that was originally posted as an offset against additional paid in capital, rather than as a component of the purchase price and ultimately goodwill, resulting an increase in goodwill of $277,129 offset by an increase in Additional paid in capital of $277,129.  The effect of these changes resulted in an increase in Total Assets and Total Stockholder Liabilities and Stockholders’ Equity to $1,474,760.  Additionally, the Company reclassified $1,027,841 from an Operating Activity to a Financing Activity in the Consolidates Statements of Cash flows to conform to the financial presentation of the Company’s December 31, 2008 financial statement presentation. The tables below reflect these corrections.

Balance Sheet as of December 31, 2007
	Previously	Net		Restated
	Reported	Change
	2007			2007
ASSETS
CURRENT ASSETS:
Cash	2,762	-		2,762
Due from related party	39,372	-		39,372
TOTAL CURRENT ASSETS:	42,134	-		42,134
Office equipment (at cost) net of accumulated depreciation	133,559	-		133,559
Intangible asset (at cost), net of accumulated amortization	41,538	-		41,538
Goodwill	975,000	277,129	(A)	1,252,129
Security deposit	5,400	-		5,400
Other assets		-		-
TOTAL ASSETS:	1,197,631	277,129		1,474,760

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	427,683	-		427,683
Bank overdraft	-			-
Deferred revenue	64,884	-		64,884
Current portion of capitalized lease payable	5,500			5,500
Note payable	623,437	-		623,437
Due to related party	533,922	-		533,922
Lease Payable	2,750	-		2,750
TOTAL CURRENT LIABILITIES	1,658,176			1,658,176

STOCKHOLDERS' DEFICIT:
Common stock Class A $.001 par value; authorized 150,000,000 shares; 20,371,822 issued and outstanding	20,372	-		20,372
Common stock B Class B $.001 par value; authorized 50,000,000; 5,361,876 issued and outstanding	5,362	-		5,362
Subscription receivable	(100,000)	-		(100,000)
Additional paid-in capital	13,071,881	277,129	(B)	13,349,010
Accumulated deficit	(13,287,471)			(13,287,471)
Deferred charges	(40,138)	-		(40,138)
Treasury stock	(130,551)	-		(130,551)
Total stockholders' deficit	(460,545)	277,129		(183,416)
TOTAL STOCKHOLDERS' LIABILITIES AND STOCKHOLDER EQUITY	1,197,631	277,129		1,474,760

Consolidated Statements of Cash Flows as of December 31, 2007
	Previously	Net		Restated
	Reported	Change
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(2,462,829)	-		(2,462,829)
Adjustments to reconcile net loss to net cash used in operating :
Minority interest	(113,290)	-		(113,290)
Depreciation	34,860	-		34,860
Amortization	-	-		0
Amortization of deferred charges	132,163	-		132,163
Issuance of common stock	1,027,831	(1,027,831	)(B)	-
Share based compensation	400,000	-		400,000
Issuance of common stock for salary	-	-		-
Issuance of common shares for consulting and other services rendered	819,884	-		819,884
Deposits	(12,583)	-		(12,583)
Increase in deferred revenue	64,884	-		64,884
Accounts receivable	(39,372)	-		(39,372)
Other assets		-
Accrued expense and other current liabilities	(37,537)			(37,537)

NET CASH USED IN OPERATING ACTIVITIES	(185,989)	1,027,831	(C)	(1,213,820)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(111,685)	-		(111,685)
Purchase of intangible asset	(41,812)			(41,812)
Cash acquired in Med-Link acquisition	274	-		274
Net cash used in investing activities:	(153,223)	-		(153,223)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related party loans
Repayment of loans	(251,563)			(251,563)
Increase in lease payable	(5,500)			(5,500)
Proceeds from loan payable	-	-		-
Proceeds from sale of stock		1,027,831	(C)	1,027,831
Proceeds from subscription receivable
Advances from (to) officer/shareholders	599,037			599,037
Net cash provided by financing:	341,974	1,027,831	(C)	1,369,805

NET INCREASE (DECREASE) IN CASH	2,762			2,762
CASH AT BEGINNING OF YEAR	-			-
CASH AT END OF PERIOD	2,762			2,762

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	-	-		-
Cash paid for taxes	-	-		-

Supplemental disclosure of non-cash financing activities
Issuance of common stock	-	-		-
Share based compensation	-	-		-
Issuance of common stock for salary	-	-		-
Issuance of common shares for consulting and other services:	-	-		-
Issuance of common stock for relief of loans	-	-		-
Issuance of common stock for rent	-	-		-
Issuance of common stock for legal fees	-	-		-

A) During the restatement of financial statements for the period ended December 31, 2008 previously filed on Form 10-K\A, it was noted that a restatement of the purchase price allocation in the acquisition of Anywhere MD, Inc. was posted as an offset against additional paid in capital, rather than as a component of the purchase price and ultimately goodwill.  The adjustment of $277,129 to Goodwill from Additional paid-in capital balances relates to the adjustment in the purchase price of Anywhere MD, as it relates to the excess of net liabilities over net assets acquired by MedLink.

B)  This reflects the net effect of the adjustment related to the goodwill transactions as noted in the footnotes above at the estimated fair value and their respective impact on additional paid-in capital.

C) The Company has restated its Statement of Cash Flows in order to reflect that proceeds received from the sale of common stock as a financing activity, rather than an operating activity.

2008 Financial Statements

Effects on previously issued 2008 financial statements as previously reported is summarized in the tables below to reflect the application of these corrections.

Increase in Goodwill	$277,129
Increase in Total Assets	277,129
Increase in Additional Paid in Capital	277,129
Increase in Total Stockholders’ Deficit	277,129

The Company amended its previously issued condensed consolidated financial statements for the twelve months ended December 31, 2008 to recognize a reclassification of the purchase price of Anywhere MD, Inc., that was originally posted as an offset against additional paid in capital, rather than as a component of the purchase price and ultimately goodwill, resulting an increase in goodwill of $277,129 offset by an increase in Additional paid in capital of $277,129.  The effect of these changes resulted in an increase in Total Assets and Total Stockholder Liabilities and Stockholders’ Equity to $1,530,156.  The tables below reflect these corrections.

Balance Sheet as of December 31, 2008
	Previously	Net		Restated
	Reported	Change
ASSETS
CURRENT ASSETS:
Cash		-
Accounts Receivable	20,731	-		20,731
Inventory	2,818	-		2,818
Deposits	9,165	-		9,165
TOTAL CURRENT ASSETS	32,714	-		32,714
Office equipment (at cost) net of accumulated depreciation	179,025	-		179,025
Intangible asset (at cost), net of accumulated amortization	40,450	-		40,450
Goodwill	975,000	277,129	(A)	1,252,129
Security deposit	20,438	-		20,438
Other assets	5,400	-		5,400
TOTAL ASSETS:	1,253,027	277,129		1,530,156

	Previously	Net		Restated
	Reported	Change
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	403,277	-		403,277
Bank overdraft	26,834	-		26,834
Deferred revenue	70,384	-		70,384
Current portion of capitalized lease payable	5,500	-		5,500
Note payable	701,145	-		701,145
Due to related party	1,002,88	-		1,002,988
TOTAL CURRENT LIABILITIES	2,210,128	-		2,210,138

STOCKHOLDERS' DEFICIT:
Common stock Class A $.001 par value; authorized 150,000,000 shares; 26,947,333 shares issued and outstanding	26,947	-		26,947
Common stock B Class B $.001 par value; authorized 50,000,000; 5,361,876 issued and outstanding	5,362	-		5,362
Subscription receivable	(300,000)	-		(300,000)
Additional paid-in capital	17,094,371	277,129	(B)	17,371,500
Accumulated deficit	(17,653,240)	-		(17,653,240)
Deferred charges		-		-
Treasury stock	(130,551)	-		(130,551)
TOTAL STOCKHOLDERS' DEFICIT	(957,111)	277,129		(679,982)
TOTAL STOCKHOLDERS' LIABILITIES AND STOCKHOLDER EQUITY	1,253,017	277,129		1,530,156

A) During the restatement of financial statements for the period ended December 31, 2008 previously filed on Form 10-K\A, it was noted that a restatement of the purchase price allocation in the acquisition of Anywhere MD, Inc. was posted as an offset against additional paid in capital, rather than as a component of the purchase price and ultimately goodwill.  The adjustment of $277,129 to Goodwill from Additional paid-in capital balances relates to the adjustment in the purchase price of Anywhere MD, as it relates to the excess of net liabilities over net assets acquired by MedLink.

B)  This reflects the net effect of the adjustment related to the goodwill transactions as noted in the footnotes above at the estimated fair value and their respective impact on additional paid-in capital.

3
 Based on the changes disclosed above, we note that certain amounts disclosed in your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 differ from your restated audited financial statements.  Amend your Forms 10-Q to reflect amounts impacted by the restatement of your audited financial statements in your amended Form 10-K.

#3 Response

We will restate and amend our financial statements for the periods ended March 31, 2009,  June 30, 2009 and Sept 30, 2009  to incorporate the changes in amounts and disclosures in the financial statements for the year ended December 31, 2008.  We will also include the following disclosure required by paragraph 26 of SFAS 154:

Form 10-Q/A for the Period ending March 31, 2009

Note 7 Restatement

Upon receipt of SEC Comment Letters, the Company’s management reviewed the accounting for certain transactions previously disclosed in our interim and annual financial statements for the fiscal years ended December 31, 2008 and 2007 and the fiscal quarters ended March 31, 2009, June 30, 2009, and September 30, 2009.

The following provides a detailed description of the restatements related to the correction of the errors contained in the historical information as well as affects by line item. In addition, certain amounts have been reclassified to conform to the presentation contained in our Form 10-K/A for the fiscal year ended December 31, 2008 inclusive of the restated and reclassified amounts for the fiscal year ended December 31, 2007.

The consolidated financial statements for the three months ended March 31, 2009 and related disclosures in this Amendment No. 1 to the Quarterly Report on Form 10-Q have been restated in accordance with the changes described below.

The balance sheet as of March 31, 2009 included in the Quarterly Report at the time of the initial filing on May 20, 2009 has been restated to adjust the goodwill balance and paid in capital by $277,129 as a result of the restatement of the December 31, 2008.  The December 31, 2008 balance sheet and the balance sheet for the three months ended March 31, 2009 were adjusted to reflect the corrected accounting for the purchase price allocation of the acquisition of Anywhere MD, Inc.

The Company originally recorded the purchase price allocation in the acquisition of Anywhere MD, Inc. as an offset against additional paid in capital, rather than as a component of the purchase price and ultimately goodwill.  The adjustment of $277,129 to Goodwill from Additional paid-in capital balances relates to the adjustment in the purchase price of Anywhere MD, as it relates to the excess of net liabilities over net assets acquired by MedLink.  The 2007 and 2008 financial statements have been restated to reclassify the purchase price allocation to goodwill.

The following table sets forth the effects of the restatement adjustments on MedLink’s  consolidated balance sheet as of March 31, 2009 as compared to the consolidated balance sheet as of March 31, 2009 as previously reported on May 20, 2009.

	Previously	Previously	Net		Net		Restated	Restated
	Reported	Reported	Change		Change
	March 31,	December 31,	March 31,		December 31,		March 31,	December 31,
	2009	2008	2009		2008		2009	2008
ASSETS	(unaudited)		(unaudited)				(unaudited)
Current Assets:
Cash	699						699
Accounts Receivable	45,359	20,731					45,359	20,731
Due from related party	(350)						(350)	-
Inventory	2,818	2,818					2,818	2,818
Deposits	9,165	9,165					9,165	9,165
Total current assets	57,691	32,714					57,691	32,714

Office equipment (at cost) net of accumulated depreciation	149,820	179,025					149,820	179,025
Intangible asset (at cost), net of accumulated amortization	38,365	40,450					38,365	40,450
Goodwill	921,079	975,000	277,129	(A)	277,129	(A)	1,198,208	1,252,129
Security deposit	18,350	20,438					18,350	20,438
Other assets	24,138	5,400					24,138	5,400
Total Assets	1,209,443	1,253,027	277,129		277,129		1,486,572	1,530,156

	Previously	Previously	Net		Net		Restated	Restated
	Reported	Reported	Change		Change
	March 31,	December 31,	March 31,		December 31,		March 31,	December 31,
LIABILITIES AND	2009	2008	2009		2008		2009	2008
STOCKHOLDERS’ DEFICIT	(unaudited)		(unaudited)				(unaudited)
Current liabilities:
Accounts payable and accrued expenses	427,035	403,277					427,035	403,277
Bank overdraft		26,834						26,834
Deferred revenue	70,384	70,384					70,384	70,384
Current portion of capitalized lease payable	5,500	5,500					5,500	5,500
Note payable	662,751	701,145					662,751	701,145
Due to related party	1,046,569	1,002,988					1,046,569	1,002,988
Total current liabilities	2,212,239	2,210,138					2,212,239	2,210,138

Total liabilities	2,212,239	2,210,138					2,212,239	2,210,138

Stockholders' Deficit:
Common stock Class A $.001 par value; authorized 150,000,000 shares; 26,947,333 and 26,947,333 shares issued, respectively	26,947	26,947					26,947	26,947
Common stock B Class B $.001 par value; authorized 50,000,000; 5,361,876 issued and outstanding	5,362	5,362					5,362	5,362
Subscription receivable	(300,000)	(300,000)					(300,000)	(300,000)
Additional paid-in capital	17,435,216	17,094,371	277,129	(A)	277,129	(A)	17,712,345	17,371,500
Accumulated deficit	(18,039,770)	(17,653,240)					(18,039,770)	(17,653,240)
Treasury stock	(130,551)	(130,551)					(130,551)	(130,551)
Total stockholders' deficit	(1,002,796)	(957,111)	277,129	(A)	277,129	(A)	(725,667)	(679,982)
Total stockholders’ liabilities and stockholder equity	1,209,443	1,253,027	277,129		277,129		1,486,572	1,530,156

A) During the restatement of financial statements for the period ended December 31, 2008 previously filed on Form 10-K\A, it was noted that a restatement of the purchase price allocation in the acquisition of Anywhere MD, Inc. was posted as an offset against additional paid in capital, rather than as a component of the purchase price and ultimately goodwill.  The adjustment of $277,129 to Goodwill from Additional paid-in capital balances relates to the adjustment in the purchase price of Anywhere MD, as it relates to the excess of net liabilities over net assets acquired by MedLink.

Form 10-Q/A for the Period ending June 30, 2009

Note 7 Restatement
Upon receipt of SEC Comment Letters, the Company’s management reviewed the accounting for certain transactions previously disclosed in our interim and annual financial statements for the fiscal years ended December 31, 2008 and 2007 and the fiscal quarters ended March 31, 2009, June 30, 2009, and September 30, 2009.

The following provides a detailed description of the restatements related to the correction of the errors contained in the historical information as well as affects by line item. In addition, certain amounts have been reclassified to conform to the presentation contained in our Form 10-K/A for the fiscal year ended December 31, 2008 inclusive of the restated and reclassified amounts for the fiscal year ended December 31, 2007.

The consolidated financial statements for the six months ended June 30, 2009 and related disclosures in this Amendment No. 1 to the Quarterly Report on Form 10-Q have been restated in accordance with the changes described below.

The balance sheet as of June 30, 2009 included in the Quarterly Report at the time of the initial filing on August 19, 2009 has been restated to adjust the goodwill balance and paid in capital by $277,129 as a result of the restatement of the December 31, 2008.  The December 31, 2008 balance sheet and the balance sheet for the six months ended June 30, 2009 were adjusted to reflect the corrected accounting for the purchase price allocation of the acquisition of Anywhere MD, Inc.

The Company originally recorded the purchase price allocation in the acquisition of Anywhere MD, Inc. as an offset against additional paid in capital, rather than as a component of the purchase price and ultimately goodwill.  The adjustment of $277,129 to Goodwill from Additional paid-in capital balances relates to the adjustment in the purchase price of Anywhere MD, as it relates to the excess of net liabilities over net assets acquired by MedLink.  The 2007 and 2008 financial statements have been restated to reclassify the purchase price allocation to goodwill.

The following table sets forth the effects of the restatement adjustments on MedLink’s  consolidated balance sheet as of June 30, 2009 as compared to the consolidated balance sheet as of June 30, 2009 as previously reported on August 19, 2009.

	Previously	Previously	Net		Net		Restated	Restated
	Reported	Reported	Change		Change
	June 30,	December 31,	June 30,		December 31,		June 30,	December 31,
	2009	2008	2009		2008		2009	2008
ASSETS	(unaudited)		(unaudited)				(unaudited)
Current Assets:
Cash	2,023						2,023
Accounts Receivable	48,725	20,731					48,725	20,731
Due from related party	(350)						(350)	-
Inventory	2,818	2,818					2,818	2,818
Deposits	9,165	9,165					9,165	9,165
Total current assets	62,381	32,714					62,381	32,714

Office equipment (at cost) net of accumulated depreciation	142,086	179,025					142,086	179,025
Intangible asset (at cost), net of accumulated amortization	36,280	40,450					36,280	40,450
Goodwill	879,326	975,000	277,129	(A)	277,129	(A)	1,156,455	1,252,129
Security deposit	41,142	20,438					41,142	20,438
Other assets	18,350	5,400					18,350	5,400
Total Assets	1,179,565	1,253,027	277,129		277,129		1,456,694	1,530,156

	Previously	Previously	Net		Net		Restated	Restated
	Reported	Reported	Change		Change
	June 30,	December 31,	June 30,		December 31,		June 30,	December 31,
LIABILITIES AND	2009	2008	2009		2008		2009	2008
STOCKHOLDERS’ DEFICIT	(unaudited)		(unaudited)				(unaudited)
Current liabilities:
Accounts payable and accrued expenses	437,472	403,277					437,472	403,277
Bank overdraft	-	26,834					-	26,834
Deferred revenue	70,384	70,384					70,384	70,384
Current portion of capitalized lease payable	5,500	5,500					5,500	5,500
Note payable	642,005	701,145					642,005	701,145
Due to related party	1,037,124	1,002,988					1,037,124	1,002,988
Total current liabilities	2,192,485	2,210,138					2,192,485	2,210,138

Total liabilities	2,192,485	2,210,138					2,192,485	2,210,138

Stockholders' Deficit:
Common stock Class A $.001 par value; authorized 150,000,000 shares; 26,864,189 and 26,947,333 shares issued, respectively	26,864	26,947					26,864	26,947
Common stock B Class B $.001 par value; authorized 50,000,000; 5,361,876 issued and outstanding	5,362	5,362					5,362	5,362
Subscription receivable	(300,000)	(300,000)					(300,000)	(300,000)
Additional paid-in capital	17,621,282	17,094,371	277,129	(A)	277,129	(A)	17,898,411	17,371,500
Accumulated deficit	(18,235,877)	(17,653,240)					(18,235,877)	(17,653,240)
Treasury stock	(130,551)	(130,551)					(130,551)	(130,551)
Total stockholders' deficit	(1,012,920)	(957,111)	277,129		277,129		(735,791)	(679,982)
Total stockholders’ liabilities and stockholder equity	1,179,565	1,253,027	277,129		277,129		1,456,694	1,530,156

A) During the restatement of financial statements for the period ended December 31, 2008 previously filed on Form 10-K\A, it was noted that a restatement of the purchase price allocation in the acquisition of Anywhere MD, Inc. was posted as an offset against additional paid in capital, rather than as a component of the purchase price and ultimately goodwill.  The adjustment of $277,129 to Goodwill from Additional paid-in capital balances relates to the adjustment in the purchase price of Anywhere MD, as it relates to the excess of net liabilities over net assets acquired by MedLink.

Form 10-Q/A for the Period ending September 30, 2009

Note 7 Restatement
Upon receipt of SEC Comment Letters, the Company’s management reviewed the accounting for certain transactions previously disclosed in our interim and annual financial statements for the fiscal years ended December 31, 2008 and 2007 and the fiscal quarters ended March 31, 2009, June 30, 2009, and September 30, 2009.

The following provides a detailed description of the restatements related to the correction of the errors contained in the historical information as well as affects by line item. In addition, certain amounts have been reclassified to conform to the presentation contained in our Form 10-K/A for the fiscal year ended December 31, 2008 inclusive of the restated and reclassified amounts for the fiscal year ended December 31, 2007.

The consolidated financial statements for the nine months ended September 30, 2009 and related disclosures in this Amendment No. 1 to the Quarterly Report on Form 10-Q have been restated in accordance with the changes described below.

The balance sheet as of September 30, 2009 included in the Quarterly Report at the time of the initial filing on November 23, 2009 has been restated to adjust the goodwill balance and paid in capital by $277,129 as a result of the restatement of the December 31, 2008.  The December 31, 2008 balance sheet and the balance sheet for the nine months ended September 30, 2009 were adjusted to reflect the corrected accounting for the purchase price allocation of the acquisition of Anywhere MD, Inc.

The Company originally recorded the purchase price allocation in the acquisition of Anywhere MD, Inc. as an offset against additional paid in capital, rather than as a component of the purchase price and ultimately goodwill.  The adjustment of $277,129 to Goodwill from Additional paid-in capital balances relates to the adjustment in the purchase price of Anywhere MD, as it relates to the excess of net liabilities over net assets acquired by MedLink.  The 2007 and 2008 financial statements have been restated to reclassify the purchase price allocation to goodwill.

The following table sets forth the effects of the restatement adjustments on MedLink’s consolidated balance sheet as of September 30, 2009 as compared to the consolidated balance sheet as of September 30, 2009 as previously reported on November 23, 2009.

	Previously	Previously	Net		Net		Restated	Restated
	Reported	Reported	Change		Change
	September 30,	December 31,	September 30,		December 31,		September 30,	December 31,
	2009	2008	2009		2008		2009	2008
ASSETS	(unaudited)		(unaudited)				(unaudited)
Current Assets:
Cash	35,672						35,672
Accounts Receivable	129,594	20,731					129,594	20,731
Due from related party	(350)						(350)	-
Inventory	2,818	2,818					2,818	2,818
Deposits	9,165	9,165					9,165	9,165
Total current assets	176,899	32,714					176,899	32,714

Office equipment (at cost) net of accumulated depreciation	147,687	179,025					147,687	179,025
Intangible asset (at cost), net of accumulated amortization	30,278	40,450					30,278	40,450
Goodwill	879,326	975,000	277,129	(A)	277,129	(A)	1,156,455	1,252,129
Security deposit	18,350	20,438					18,350	20,438
Other assets	54,070	5,400					54,070	5,400
Total Assets	1,306,609	1,253,027	277,129		277,129		1,583,738	1,530,156

	Previously	Previously	Net		Net		Restated	Restated
	Reported	Reported	Change		Change
	September 30,	December 31,	September 30,		December 31,		September 30,	December 31,
LIABILITIES AND	2009	2008	2009		2008		2009	2008
STOCKHOLDERS’ DEFICIT	(unaudited)		(unaudited)				(unaudited)
Current liabilities:
Accounts payable and accrued expenses	428,456	403,277					428,456	403,277
Bank overdraft	-	26,834					-	26,834
Deferred revenue	70,384	70,384					70,384	70,384
Current portion of capitalized lease payable	5,500	5,500					5,500	5,500
Note payable	642,005	701,145					642,005	701,145
Due to related party	1,042,397	1,002,988					1,042,397	1,002,988
Total current liabilities	2,188,743	2,210,138					2,188,743	2,210,138

Total liabilities	2,188,743	2,210,138					2,188,743	2,210,138

Stockholders' Deficit:
Common stock Class A $.001 par value; authorized 150,000,000 shares; 27,060,470 and 26,947,333 shares issued, respectively	27,060	26,947					27,060	26,947
Common stock B Class B $.001 par value; authorized 50,000,000; 5,361,876 issued and outstanding	5,362	5,362					5,362	5,362
Subscription receivable	(300,000)	(300,000)					(300,000)	(300,000)
Additional paid-in capital	17,740,262	17,094,371	277,129	(A)	277,129	(A)	18,017,391	17,371,500
Accumulated deficit	(18,224,266)	(17,653,240)					(18,224,266)	(17,653,240)
Treasury stock	(130,551)	(130,551)					(130,551)	(130,551)
Total stockholders' deficit	(882,133)	(957,111)	277,129		277,129		(605,004)	(679,982)
Total stockholders’ liabilities and stockholder equity	1,306,609	1,253,027	277,129		277,129		1,583,738	1,530,156

A) During the restatement of financial statements for the period ended December 31, 2008 previously filed on Form 10-K\A, it was noted that a restatement of the purchase price allocation in the acquisition of Anywhere MD, Inc. was posted as an offset against additional paid in capital, rather than as a component of the purchase price and ultimately goodwill.  The adjustment of $277,129 to Goodwill from Additional paid-in capital balances relates to the adjustment in the purchase price of Anywhere MD, as it relates to the excess of net liabilities over net assets acquired by MedLink.

4
 As part of your consideration of the above comments, you should consider your reporting obligation under Item 4.02, “Non-Reliance of Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review of Form 8-K.”  Form 8-K Item 4.02 is to be filed or furnished within four business days after the appropriate officer of board concludes that previously issued financial statements required under Regulation S-X should no longer be relied upon because of an error in such financial statements.

#4 Response

The Company acknowledged the Staff’s comment and filed a form 8-K on October 22, 2009 to address the obligations under Item 4.02.

Consolidated Statements of Cash Flows, page 68

5
We note your response to prior comment 6.  Please explain why the amount of the adjustment to the Statements of Cash Flows, $112,290, for minority interest in 2007 differs from the amount allocated to minority interest in the Statements of Operations, $56,507, for the same time period.

#5 Response

A portion of the change in the minority interest on the Statement of Cash Flows was incorrectly offset against the accrued expenses.   The minority interest on the Statement of Cash Flows should have been reflected as $56,507.  This will be corrected in the amended 10-K/A along with an appropriate footnote disclosure.

Notes to Consolidated Financial Statements

Note 1- Summary of Significant Accounting Policies

Goodwill and Indefinite-Lived Purchased Intangible Assets, page 73

6
We note that you assess goodwill for impairment annually at the end of the fourth quarter, or more frequently, if events and circumstances require.  Tell us the date on which you performed your goodwill impairment assessment during 2008 and provide us with the analysis prepared as part of your assessment.

#6 Response

The Company conducts an impairment analysis on the last day of each calendar year.  The first step in our annual goodwill impairment analysis is to compare the estimated fair value with the carrying value of the reporting unit’s assets.   The process of estimating the fair value of our reporting units requires significant judgment to conduct the analysis.   To determine fair value, we use the income approach under which we calculate the fair value based on the estimated discounted future cash flows of that unit. We evaluate the reasonableness of this approach with the market approach, which involves a review of the carrying value of our assets relative to our market capitalization.

Income Approach
Applying the income approach requires that we make a number of important estimates and assumptions. We estimate the future cash flows based on forecasted revenues and operating costs. This, in turn, involves further estimates, such as estimates of future growth rates and applying a discount rate to the estimated future cash flows for the purpose of the valuation. Based on our operational forecasts, which used the best information that was available to us at the time of the filing, we anticipated having the ability to invest development resources during the second quarter of 2009 to the development and re-write of the AutoDOC platform.  With the incorporation of the AutoDOC logic into the Notes application of the MedLink TotalOffice EHR and its full interoperability capabilities, the Company had made year end estimates that with 4 months of development investment into the integration that the Company would be able to enter the chiropractic market with its MedLink TotalOffice EHR.  The Company projected revenue of approximately $4.6 million over a 5 year period, and conducted a discounted cash flow analysis of the five year period resulting in a present value of approximately $1.97 million.

Market Approach
During the period from December 1, 2008 through December 31, 2008 (the last trading day of our fourth quarter) October 21, 2008, the closing price of our common stock ranged from $1.00 to $0.69 per share which resulted in a market capitalization well in excess of our book value ($837, 103) of approximately $18.6 million based on the lowest closing price of $.69.

As of December 31, 2008, our goodwill balance was $875,000. Based on the impairment analysis we determined that the fair value exceeded the carrying value by no less than 100% of the carrying value.  Resulting in the conclusion that an impairment of cash flows was not warranted taking into account the valuation methods of the two valuation approaches that both exceeded the carrying value of the goodwill.

The Company will commence in disclosing the above valuation and impairment analysis in future filings.

7
We note that you have restated the goodwill balances as of both December 31, 2007 and 2008 in your most recent amendment.  As part of your restatement, tell us whether you re-performed your goodwill impairment assessment.  If your re-performed the assessment, provide us with the analysis prepared as part of your assessment.

#7 Response

We reviewed the impairment test performed as of December 31, 2008 as described in response no. 6 above.  Reviewing both the Market Approach and Income Approach with the restated goodwill value that increased by $272,129.   Despite an increased in the carrying value, we came to the same conclusion that the estimated fair value of goodwill still significantly exceeded its carrying value based on the Market Approach and Income Approach fair value outputs.

We will restate and amend our December 31, 2008 10-K/A to reflect the following and include the analysis described above in response No. 6:

NOTE 3 – Goodwill, page 79

8	We are considering your response to prior comment 8 and your revised disclosures.

-
8.1  You state that the AutoDOC software is “almost 20 years old and written in an old code that few people are familiar with (and that) significant rewrites to this software are required in order to bring this to a more current technology and language,” however, it is unclear whether you are you have licensed the Auto DOC software subsequent to its acquisition.  Tell us whether you have sold the AutoDOC software or if the Auto DOC software is included in your MedLink EHR products and, if so, the amounts of such sales in each period presented in your financial statements.

-
8.2 In discussing the company’s liquidity and capital resources on page 60 you state your belief that revenue “will be earned from the sales of the MedLink EHR, AutoDoc and will soon be sufficient to sustain the Company’s operations,” Explain how you determined that the Auto DOC software had no value when you acquired it when your disclosures suggest that you are relying upon sales of this software to sustain your future operations.

-
8.3 We note that in discussing the company’s intellectual property on page 16 you include AutoDOC in your discussion of trademarks, trade names and service marks.  Tell us what consideration was given to allocating a portion of the Anywhere MD purchase price to a marketing-related intangible asset, such as trademarks, trade names and services marks.

#8 Response

8.3
The Company has not licensed the AutoDOC software, but intends to invest in a significant re-write of the software in order to offer the MedLink TotalOffice EHR with chiropractic notes functionality to market to the chiropractic market.   Upon realization of the re-write, the AutoDoc component of the MedLink EHR will present the Company with a significant competitive advantage over chiropractic notes application on the market that do not have EHR and interoperability capabilities and more so qualify Chiropractors for federal incentives of up to $64,000 each that competing products would be unable to offer.  As such MedLink expects to derive considerable revenue from the AutoDOC re-write and integration into the MedLink TotalOffice EHR that will help to sustain the Company’s operations.

8.4
To clarify, the Company’s flagship product is the MedLink TotalOffice EHR “MedLink EHR”.  The MedLink EHR is 2008 CCHIT Certified EHR and practice management software application that provides small to medium sized medical practices with the tools to manage both clinical and financial data and provides the following features and modules: Scheduling, Patient Demographics and Registration, Internal Messaging Center, E-Prescription, E-Labs, Remote PACS (E-Radiology), Physician Notes, CCD (Patient Chart), Patient Handouts, Alerts/Tasks, Document Management, Practice Management, Charge Capture, Claims Management, Patient Statements, and Reporting.  All of the features listed above were internally developed by MedLink and are proprietary to the Company.

The MedLink EHR was primarily developed for MD’s and its Physician notes module is tailored to many specialties but primarily Internal Medicine and Family Practice Physicians, although the company does have other specialty providers such as OB/GYN’s, Psychiatrist’s and Cardiologists that utilize the MedLink EHR to document patient visits using Physician Notes templates, voice recognition and transcription.

As described, the Auto Doc software is outdated and doesn’t comply with current industry standards with respect to interoperability and continuity of care documentation due to the inherent shortcomings of the Auto Doc software platform code and database capabilities.  The Company does not value the Auto Doc software on its own as a standalone application due to the limitations described herein and can’t compete with other chiropractic notes applications on the market.  However, when the Company is able to dedicate and invest its programming resources in a re-write of the AutoDoc Software and incorporate it within the MedLink EHR platform to include the functionality described above, the Company believes it will be able to offer a best of breed software for the chiropractic market.   The best of breed will be primarily due to the MedLink EHR’s ability as only one of seven EHR applications currently qualified by the Center for Medicare and Medicaid (“CMS”) for physician quality reporting which entitles eligible physicians an incentive of $44,000 to $64,000 over the next 5 years as part of the HITECH Act.  Chiropractors are eligible for the incentives available under the stimulus and no current chiropractic software product can currently offer PQRI reporting to CMS and MedLink views it as very unlikely other chiropractic software vendors will be able to offer the connectivity and quality measure reporting ability inherent in the MedLink EHR.

We will revise the statement above in comment 8.2 to more clearly outline the Company’s future revenue opportunity with a rewrite of the AutoDoc code as currently the Company is not realizing any revenue from the AutoDoc software.

8.3   AutoDoc is not protected legally by any patents or copyrights.  As a result, the Company determined that the software had no identifiable value and, accordingly no allocation of the purchase price was done.   Inclusion of any reference to AutoDOC and trademarks, trade names and service marks will be omitted from future filings until reasonable value can be allocated and such trademarks can be secured by the Company.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 86

9
In light of the restatement of amounts presented in the amended Form 10-K you have filed, and the pending restatement of your most recently filed Forms 10-K and 10-Q requested above, reconsider your conclusion as to the effectiveness of your disclosure controls and procedures.  In this regard, we question what basis exists for your officer’s conclusion that your disclosure controls and procedures were effective as of the end of the periods being reported on due to your subsequent restatements.  See paragraph (e) of Exchange Act Rule 13A-15 and revise as applicable.  We have similar concerns regarding your disclosures in your Forms 10Q for the quarterly periods ended March 31, 2009 and June 30, 2009.

#9 Response

We have reconsidered our conclusion as to the effectiveness of our disclosure controls and procedures and will restate with the following language for the applicable reports as follows:

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 of the Securities Exchange Act of 1934, our principal executive officer and principal financial officers evaluated our company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on this evaluation, these officers concluded that as of the end of the period covered by this report; these disclosure controls and procedures were not effective. The conclusion that our disclosure controls and procedures were not effective was due to the presence of the following material weaknesses in internal control over financial reporting which are indicative of many small companies with small staff: (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both United States Generally Accepted Accounting Principles and the Securities and Exchange Commission guidelines. Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated.

We plan to take steps to enhance and improve the design of our internal controls over financial reporting. During the period covered by this annual (quarterly) report on Form 10-K/A (10-Q/A), we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during our fiscal year ending December 31, 2009: (i) appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management; and (ii) adopt sufficient written policies and procedures for accounting and financial reporting. The remediation efforts set out above are largely dependent upon our securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected in a material manner.

Because of the inherent limitations in all control systems, no evaluation of internal control over financial reporting can provide absolute assurance that all control issues, if any, within our company have been detected and may not prevent or detect misstatements.  These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.  Notwithstanding the existence of the material weakness described above, management has concluded that the consolidated financial statements in this Form 10-K/A (10-Q/A) fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods and dates presented.

Forms 10-O or the quarterly Periods Ended March 31, 2009, and June 30, 2009

Certifications

10
We note that the certifications filed in connection with your Forms 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009 exclude paragraph 4 (d) in its entirety.  When amending your filings, ensure that you provide certifications that conform exactly to Item 601(b)(31)(i) of Regulations S-K.

#10 Response

We will amend our filing and provide paragraph 4(d) as detailed below in its entirety to ensure that our certifications  conform exactly to Item 601(b)(31)(i) of Regulations S-K.

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

CLOSING COMMENTS:    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	The company is responsible for the adequacy and accuracy of the disclosure in the filing:

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:     The separate statement by the Company with the above acknowledgements has been attached to this letter.

We are ready and prepared to file the 10-K/A for the period ending December 31, 2008 and 10-Q/A for the periods ending March 31, 2009, June 30, 2009 and September 30, 2009 upon your review of this letter.  Upon your review, please call me (631) 342-8800 ext. 8802 should you have any additional questions or require any additional clarification.

Sincerely,

/s/ James Rose
James Rose
Chief Financial Officer
MedLink International, Inc.

January 25, 2010

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:           MedLink International, Inc.
Form 10-K/A For the Fiscal Year Ended December 31, 2008
Form 10-Q For the Quarterly Period Ended March 31, 2009 and June 30, 2009
File No. 001-31771

Dear Mr. Wilson:

MedLink International, Inc. in its responses to the SEC comment letter dated July 6, 2009 hereby acknowledges that:

-	The company is responsible for the adequacy and accuracy of the disclosure in the filing:
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James Rose
James Rose
Chief Financial Officer
MedLink International, Inc.